SNOW LAKE RESOURCES LTD.

Security Class:  Common Shares

FORM OF PROXY

Annual General & Special Meeting to be held on Thursday, May 2, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:00p.m., Central/Winnipeg Time, on Tuesday, April 30, 2024, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 - 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE - 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

SNOW LAKE RESOURCES LTD.

Appointment of Proxyholder

I/We, being holder(s) of Snow Lake Resources Ltd. hereby appoint: Frank Wheatley, Chief Executive Officer, or, failing him, Peretz Schapiro, Director.	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Snow Lake Resources Ltd. to be held by Zoom videoconference at the following link: https://us06web.zoom.us/j/87634164337 (Meeting ID: 876 3416 4337) on May 2, 2024 at 1:00p.m., Central/Winnipeg Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors	For	Against
The number of Directors shall be set to 5 (five);	□	□

2. Election of Directors	For	Withhold
i) Nachum Labkowski	□	□
ii) Peretz Schapiro	□	□
iii) Kathleen Skerrett	□	□
iv) Brian Imrie	□	□
v) Shlomo Kievman	□	□

3. Appointment of Auditor	For	Withhold
To re-appoint DeVasser Gray LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and to authorize the board of directors (the "Board") to fix their remuneration.	□	□

4. Approval of the Continuance	For	Against
Authorize and approve the continuance (the "Continuance") of the Company, in the form as more particularly set out in the accompanying management information circular dated March 28, 2024, and prepared for the purpose of the Meeting (the "Circular") from the Province of Manitoba and into the Province of Ontario, and to effect, at such time as the Board deems appropriate, but in any event no later three years after the Meeting, such Continuance in accordance with the Corporations Act (Manitoba) (the "MCA") and the Business Corporations Act (Ontario) (the "OBCA"), subject to the Board's authority to decide not to proceed with the Continuance.	□	□

5. Amended and Restated By-law No.1	For	Against
Ratify, confirm and approve the adoption of the amended and restated by-law No.1 of the Company, the full text of which is set forth in Schedule "C" of the Circular and approved by the Board in March, 2024.	□	□

6. Share Consolidation	For	Against
To consider, and, if deemed appropriate, pass, a special resolution approving the consolidation of the Common Shares, as described in the Circular that accompanies this notice under the heading "Matters to be acted upon at the Meeting - Proposal 7. Approval of the Consolidation".	□	□

SNOW LAKE RESOURCES LTD.

7. Name Change	For	Against

To consider, and if deemed appropriate, pass, a special resolution to authorize the Board to amend the articles of the Company to change the name of the Company to a name to be decided by the Board, in its sole discretion.

	□	□

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

 _____________________________________________________

_____________________________________________________
Print Name(s) & Signing Capacity(ies), if applicable

__________________________________

Date (MM-DD-YY)

THIS PROXY MUST BE DATED

SNOW LAKE RESOURCES LTD.

	INTERIM FINANCIAL STATEMENTS		ANNUAL FINANCIAL STATEMENTS

☐	Mark this box if you would like to receive Interim Financial Statements by mail.	☐	Mark this box if you would like to receive Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A.  If you would like to receive the report(s) by mail, please make your selection and return to:

360 Main St., 30th Floor

Winnipeg, MB R3C 4G1

Alternatively, you may choose to access the report(s) online at www.sedarplus.ca.

Snow Lake Resources Ltd. will use information collected solely for the mailing of such financial statements.

If you wish to receive the financial statements by email, please provide your email address below.

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